FOX LAW OFFICES, P.A.

561 NE Zebrina Senda

Jensen Beach, Florida 34957

Telephone: (772) 225-6435

July 3, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	ScripsAmerica, Inc. Form 10-K for the Year Ended December 31, 2013 Filed April 15, 2014 File No. 000-54550

Dear Ms. Jenkins:

This letter is a response to the Staff’s comment letter dated June 16, 2014 (the “Staff Letter”) on the Form 10-K for the year ended December 31, 2013 (the “10-K Filing”) of ScripsAmerica, Inc. (the “Company”) filed with the Securities and Exchange Commission on April 15, 2014. The item number below corresponds to the item number in the Staff Letter. For convenience we have reproduced the text of the comment and provided the Company’s response immediately below the text.

Form 10-K for the Year Ended December 31, 2013

Item 9A. Control and Procedures, page 42

(c) Management's Report on Internal Control Over Financial Reporting, page 42

1.	We note your disclosures regarding the material weaknesses you have identified in your internal control over financial reporting. However, you have not included your conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2013 as required by Item 308(a) of Regulation S-K. Please provide us with and confirm that in future filings you will include your assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year end as required by Item 308(a) of Regulation S-K.

Response: The Company hereby confirms that as a result of the material weaknesses described in Item 9A of its 10-K Filing the Company’s management has concluded that as of December 31, 2013 the Company did not maintain effective internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company hereby confirms that it will include in future filings its assessment of the Company’s internal control over financial reporting as of the end of its most recent fiscal year end as required by Item 308(a) of Regulation S-K.

U.S Securities and Exchange Commission

Division of Corporation Finance

July 3, 2014

The Company has annexed to this response letter the Company’s Tandy representations required by the Staff Letter. The Company respectfully submits via EDGAR the foregoing response to the Commission as requested by the Staff Letter.

Please call me at (772) 225-6435 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours,

/s/Richard C. Fox

Richard C. Fox, Esq.

cc: Mr. Robert Schneiderman

Annex A

ScripsAmerica, Inc.

Corporate Office Centre Tysons II

1650 Tysons Boulevard, Suite 1580

Tysons Corner, VA 22102

July 3, 2014

Tia L. Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Jenkins:

Pursuant to your letter dated June 16, 2014 addressed to the undersigned with respect to the Annual Report on Form 10-K for the year ended December 31, 2013 of ScripsAmerica, Inc. (the “Company”), Commission File No. 000-545550 (the “filing”), the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

SCRIPSAMERICA, INC.

By: /s/ Robert Schneiderman

Robert Schneiderman

Chief Executive Officer